THE CAVER LAW FIRM
ATTORNEYS AND COUNSELORS

2724 Routh Street Dallas, Texas 75201
Telephone 214 468-8868
Facsimile 214 468-8867
Email paul@caverlaw.com

Via Facsimile (202) 772-9209

May 2, 2005

U.S. Securities and Exchange Commission
Attn: Ms. Charito Mittelman
Washington, D.C. 20549

            Re:       Preliminary Proxy Statement of Home Solutions of America, Inc.
filed on April 21, 2005

Dear Ms. Mittelman:

As I promised during our telephone conversation last Friday morning, this letter summarizes the position of Home Solutions of America, Inc. (the "Company") with regard to the Company's preliminary proxy statement (the "PREM14A") that was filed with the Commission on April 21, 2005.

1.         The PREM14A complied with Regulation 14A, and the instructions to Schedule 14A, because the Company is not required to seek the approval of its stockholders in connection with the acquisition of Cornerstone Building and Remodeling, Inc. ("Cornerstone") for any reason other than Section 712 of the American Stock Exchange Company Guide ("Section 712").

            The Commission has indicated that it believes the PREM14A to be deficient, due to the lack of financial statements of Cornerstone and other disclosures required by items 11, 13, and 14 of Schedule 14A.  The Commission has pointed to Instruction A of Schedule 14A, especially the example cited therein, which instruction is almost impossible to decipher without the example provided.  The example in Instruction A cites a solicitation to approve the authorization of additional securities that will be used to acquire another company, and if the stockholders will not have another opportunity to approve the acquisition, the solicitation to authorize the securities is deemed to be a solicitation with respect to the acquisition as well, and the information required by Items 11, 13, and 14 must be furnished.

U.S. Securities and Exchange Commission
May 2, 2005

The Company's situation can easily be distinguished from the example given in Instruction A, however.  Nothing under Delaware law, or in the Company's certificate of incorporation or bylaws, requires the approval of the Company's stockholders for the Cornerstone acquisition.  Under the example, presumably the acquisition could not be closed form a legal perspective until the additional securities were authorized by the hypothetical company's stockholders.  The Cornerstone acquisition, however, was successfully closed on March 31, 2005, and no additional securities were required to be authorized, or any other matter requiring the approval of the Company's stockholders, in order to consummate the Cornerstone acquisition.  Under Section 712, however, "approval of shareholders is required.as a prerequisite to approval of applications to list additional shares to be issued" in connection with an acquisition in certain circumstances.  This is the SOLE reason that the 2nd proposal regarding the ratification of the Cornerstone acquisition was included in the PREM14A-in order for the Company to list the shares issued in the Cornerstone acquisition on the American Stock Exchange at a later time.  If the Company had paid more of the total consideration for Cornerstone in a form other than its common stock, such as by increasing the promissory notes or cash paid in the transaction, or if the Company's common stock was not traded on the American Stock Exchange, Cornerstone would not have been mentioned at all in the PREM14A.  However, in order to comply with an ambiguous American Stock Exchange regulation (note that, due to Section 712 being written in a passive voice, it is impossible to determine exactly what the shareholders are supposed to approve-is it the underlying acquisition, or the securities to be issued in the acquisition, or the listing application for the securities to be issued, or what?), the Company included a proposal in the PREM14A to ratify the Cornerstone acquisition, because, if all stock issuances related to the Cornerstone acquisition were aggregated, such issuances would exceed 20% of the number of shares of the Company's common stock that were outstanding prior to the Cornerstone acquisition, which would trigger some type of shareholder approval under Section 712.  Instruction A of Schedule 14A should not require, or at least was surely never intended to require, full-blown acquisition-related disclosures for a solicitation to ratify an acquisition that closed months before the stockholders' meeting, which is only being presented to the stockholders in order to comply with an ambiguous administrative rule of a stock exchange.

If, as the Company is arguing, the solicitation of the Company's stockholders to ratify the Cornerstone acquisition in the PREM14A was for administrative rather than substantive reasons, why did the Company file a PREM14A and pay a filing fee as if the PREM14A was an acquisition-related proxy?  Because a different rule applies--Rule 14a-6(i)(1) of Regulation 14A requires a fee to be paid at the time of filing the proxy solicitation material "for preliminary proxy material involving acquisitions, mergers.."  The Company, under advice of counsel, determined that, even though the PREM14A was not seeking substantive stockholder approval of an acquisition, Rule 14a-6(i)(1) was worded in a broader manner, and the 2nd Proposal regarding Cornerstone in the PREM14A did "involve" an acquisition.  The Company was, therefore, taking consistent positions with its interpretations of Regulation 14A, and fully complying with such regulation, in the manner that it drafted and filed its PREM14A.

2.         The Company's stockholders will receive substantially all of the information that would be required by Items 11, 13 and 14 of Schedule 14A prior to the stockholders' meeting.

In order to comply with the requirements of Form 8-K, the Company must file the audited financial statements of Cornerstone and certain pro forma financial information within two months of the closing of the Cornerstone transaction.  The PREM14A urges all stockholders to read the Form 8-K filed on April 6, 2005, and the to-be-filed Form 8-K/A with the audited financial statements of Cornerstone, prior to voting their shares at the stockholders' meeting.  In effect, the Company has incorporated the 8-K/A by reference into its PREM14A, which follows the spirit of SEC Telephone Interpretation § 9026.  Also, note the flexibility indicated by the instruction of Item 13 of Schedule 14A, which allows for the omission of any disclosures "not material for the exercise of prudent judgment in regard to the matter to be acted upon."  Therefore, prior to the stockholders' vote, the Company's stockholders will receive the substantive information required by Items 11, 13, and 14, or at least all information required for the exercise of prudent judgment with regard to the solicitation regarding Cornerstone, and the Company should not be required to bear the additional time and expense of seeking a separate solicitation of its stockholders for the Cornerstone acquisition after the 8-K/A and audited financial statements are filed.

U.S. Securities and Exchange Commission
May 2, 2005

            Conclusion:  Although the Company certainly recognizes the similarity of the facts of the proposed solicitation in the PREM14A regarding the Cornerstone acquisition and the example provided in Instruction A to Schedule 14A, the Company believes that the PREM14A was complete, and complied with Regulation 14A in all material respects, and the Company respectfully requests that the Commission reconsider the comment it has raised in its limited review of the PREM14A, and allow the Company to file a definitive proxy statement in substantially the same form as the PREM14A.  It would be a disservice to the Company and its stockholders to require the Company to seek a separate solicitation of its stockholder after the Cornerstone audit is completed, based on the facts and circumstances provided herein.

Representations of the Company:  On behalf of the Company, the undersigned hereby acknowledges, on behalf of the Company, that:

          should the Commission or the Staff, acting pursuant to delegated authority, declare the Company's definitive proxy statement (the "Filing") effective, it does not foreclose the Commission from taking any action with respect to the Filing;

          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

          the Company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

The Company has been advised that the Division of Enforcement has access to all information that the Company has or will provide to the staff of the Division of Corporation Finance.

U.S. Securities and Exchange Commission
May 2, 2005

Respectfully submitted,

/s/ J. PAUL CAVER

J. Paul Caver

Attorney for Home Solutions of America, Inc.

cc:        Frank J. Fradella, Chief Executive Officer - Home Solutions of America, Inc.
            Rick J. O'Brien, Chief Financial Officer - Home Solutions of America, Inc.